                                                                                                                                                                      P.O. Box 2600

                                                                                                                                                                      Valley Forge, PA 19482-2600

                                                                                                                                                                      610-669-5284

                                                                                                                                                                      Lisa_Matson@vanguard.com

April 15, 2010

Christian Sandoe, Esq.

U.S. Securities & Exchange Commission                                   via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:       Vanguard Index Funds; File No. 2-56846

Dear Mr. Sandoe,

The following responds to your comments of April 12, 2010 on the post-effective amendment of the registration statement of the above-referenced registrant.  You commented on Post-Effective Amendment No. 115 that was filed on February 25, 2010 pursuant to Rule 485(a).

Comment 1:  All Funds in Registrant – Fees and Expenses

Comment:         Please delete the footnote discussing the fee that may apply to purchases of fund shares.

Response:         Vanguard believes that the footnote to the fee table provides important and material information to investors about a Fund’s ability to impose a purchase fee. We note that at least two other fund companies have recently updated their registration statements and retained footnotes to their fee tables. We believe that retaining the footnote to the fee table is a critical component in making the Fund’s summary prospectus comparable to the summary prospectuses of other funds and could impact an investor’s investment decision.  For these reasons, we will retain the footnote to the fee table.

Comment 2:    All Funds in Registrant – Annual Total Returns

Comment:         In the text following the annual total returns table, please delete text in the second sentence from “at the time…redemption.”

Response:         We believe that the disclosure in this paragraph is important information in helping investors understand the tax consequences of distributions and redemptions as well as state and local tax consequences, and therefore that it is appropriate to include this disclosure in this paragraph.

Christian Sandoe, Esq.

 DATE  \@ "MMMM d, yyyy"  \* MERGEFORMAT April 15, 2010

Comment 3:    All Funds in Registrant – Purchase and Sale of Fund Shares

Comment:         Please delete the text that specifies the means by which additional shares can be purchased within an existing account.

Response:         We will delete the text as requested.

Comment 4:    All Funds in Registrant – Financial Intermediary Compensation

Comment:         Please revise the heading to state “Payments to Financial Intermediaries.”

Response:         We will revise the heading as requested.

Comment 5:    Total Stock Market Index Fund-Primary Risks

Comment:         Since the MSCI US Broad Market Index includes mid-and small-cap stocks, their risks should be disclosed as a primary risk.

Response:         Since the MSCI US Broad Market Index, with a median market-cap of approximately $34 billion, is dominated by large-cap stocks, we do not consider the much lesser existence of the mid- and small-cap stocks to warrant inclusion of this disclosure in the primary risk section.

Comment 6:    SAI – Director/Trustee Information

Comment:         Please include the corporate governance disclosure required by the recent rulemaking.

Response:         We will update the SAI as requested at the next filing before the effective date.

Comment 7:    Tandy Requirements

As required by the SEC, each Fund acknowledges that:

•         The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-5284 with any questions or comments regarding the above responses.  Thank you.

                                                                                                         Sincerely,

0220706

Lisa Matson, Esq.